FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-193376-10

The depositor has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (File No. 333-193376) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the Securities and Exchange Commission for more complete information about the depositor and this offering.  You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission website at www.sec.gov.  Alternatively, the depositor, Deutsche Bank Securities Inc., any other underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-503-4611 or by e-mailing prospectus.cpdg@db.com.

Deutsche Mortgage & Asset Receiving Corporation, COMM 2014-UBS5 Commercial Mortgage Pass-Through Certificates

September 9, 2014

UPDATE to the free writing prospectus (structural and collateral term sheet), dated September 3, 2014, and the free writing prospectus, dated September 3, 2014 (the “Primary Free Writing Prospectus”).

Capitalized terms used herein but not defined herein will have such meanings ascribed to them in the Primary Free Writing Prospectus.

***

COLLATERAL UPDATE

With respect to the Mortgage Loan secured by the Mortgaged Property identified on Annex A-1 to the Primary Free Writing Prospectus as Quakerbridge, representing approximately 3.4% of the Initial Outstanding Pool Balance, the State of New Jersey tenant is rated “A” by Fitch, “A1” by Moody’s and “A+” by S&P.

With respect to the Mortgage Loan secured by the portfolio of Mortgaged Properties identified on Annex A-1 to the Primary Free Writing Prospectus as Town Park Ravine I, II, III, representing approximately 2.9% of the Initial Outstanding Pool Balance, footnote (1) to the “Cash Flow Analysis” chart on Annex B, which stated that the U/W Base Rent includes $5,907,087 in contractual step rents through November 2014 and the straight line average of step rents through the earlier of the termination option or lease term, has been removed.

With respect to the Mortgage Loan secured by the Mortgaged Property identified on Annex A-1 to the Primary Free Writing Prospectus as Commons at Madera Fair, representing approximately 1.5% of the Initial Outstanding Pool Balance, there is no exception to Representation 26 (Recourse Obligations).

With respect to the Mortgage Loan secured by the Mortgaged Property identified on Annex A-1 to the Primary Free Writing Prospectus as Springhill Suites Atlanta Airport Gateway Center, representing approximately 1.2% of the Initial Outstanding Pool Balance, the recourse for losses resulting from acts of fraud or intentional material misrepresentation by the borrower, BIDA, is capped at $1,650,000.  In addition, the filing of a bankruptcy petition by BIDA is recourse for losses only (not full recourse), and such recourse is also capped at $1,650,000.

STRUCTURE UPDATE

The trust to be created by the depositor will consist of a total of 21 classes.  The Class X-B Certificates have been replaced with the Class X-B-1 Certificates and the Class X-B-2 Certificates, which will generally have the same payment characteristics as the Class X-B Certificates as described in the Primary Free Writing Prospectus, except as set forth below:

Class	Initial Certificate Balance or Notional Balance	Approximate Initial Credit Support	Description of Pass-Through Rate	Assumed Final Distribution Date	Approximate Initial Pass- Through Rate	Weighted Average Life (Yrs.)	Principal Window (Mos.)	Anticipated Ratings (Moody’s/KBRA/ Morningstar)
Non-Offered Certificates
X-B-1	$63,736,000	N/A	Variable	September 2024%		N/A	N/A	Aa3(sf)/AAA(sf)/AAA
X-B-2	$157,329,000	N/A	Variable	September 2024%		N/A	N/A	NR/AAA(sf)/AAA

The Notional Balance of the Class X-B-1 Certificates will equal the Certificate Balance of the Class B Trust Component outstanding from time to time.  The total initial Notional Balance of the Class X-B-1 Certificates will be approximately $63,736,000.

The Notional Balance of the Class X-B-2 Certificates will equal the Certificate Balances of the Class C Trust Component and the Class D Certificates outstanding from time to time.  In general, the Certificate Balance of each such Class of Certificates or Trust Component will constitute a separate component of the Notional Balance of the Class X-B-2 Certificates.  The total initial Notional Balance of the Class X-B-2 Certificates will be approximately $157,329,000.

The Notional Balance of the Class X-B-1 Certificates will be reduced to the extent of all reductions in the Certificate Balance of the Class B Trust Component.

The Notional Balance of the Class X-B-2 Certificates will be reduced to the extent of all reductions in the aggregate Certificate Balances of the Class C Trust Component and the Class D Certificates.

The Pass-Through Rate applicable to the Class X-B-1 Certificates for the initial Distribution Date will equal approximately  % per annum.  The Pass-Through Rate applicable to the Class X-B-1 Certificates for each Distribution Date will equal the strip rate (the “Class X-B-1 Strip Rate”) at which interest accrues from time to time on the component of the total Notional Balance of the Class X-B-1 Certificates outstanding immediately prior to the related Distribution Date.  That component will have a component notional balance that corresponds to the Certificate Balance of the Class B Trust Component.  The applicable Class X-B-1 Strip Rate with respect to each such component for any Distribution Date will equal the excess, if any, of (a) the Weighted Average Net Mortgage Pass-Through Rate for such Distribution Date, over (b) the Pass-Through Rate for such Distribution Date for the Trust Component that comprises such component.

The Pass-Through Rate applicable to the Class X-B-2 Certificates for the initial Distribution Date will equal approximately % per annum.  The Pass-Through Rate applicable to the

Class X-B-2 Certificates for each Distribution Date will equal the weighted average of the respective strip rates (the “Class X-B-2 Strip Rates”) at which interest accrues from time to time on the respective component of the total Notional Balance of the Class X-B-2 Certificates outstanding immediately prior to the related Distribution Date (weighted on the basis of the respective balances of such components outstanding immediately prior to such Distribution Date).  Each of those components will have a component notional balance that corresponds to the Certificate Balance of the Class C Trust Component and the Class D Certificates, respectively.  The applicable Class X-B-2 Strip Rate with respect to each such component for any Distribution Date will equal the excess, if any, of (a) the Weighted Average Net Mortgage Pass-Through Rate for such Distribution Date, over (b) the Pass-Through Rate for such Distribution Date for the Trust Component or Certificate that comprises such component.

Class X-B-1 and Class X-B-2 are pari passu in all respects with Class X-A, Class X-C and Class X-D, including with respect to distributions of interest and allocation of losses and shortfalls.

The IO Group YM Distribution Amount will be allocated in the following manner:

(a) first, to the Class X-A Certificates, in an amount equal to the product of (a) a fraction, the numerator of which is the aggregate amount of principal distribution to the Class A-1, Class A-2, Class A-SB, Class A-3 and Class A-4 Certificates and the Class A-M Trust Component on such Distribution Date and the denominator of which is the total Principal Distribution Amount in respect of such Distribution Date, multiplied by (b) the IO Group YM Distribution Amount;

(b) second, to the Class X-B-1 Certificates, in an amount equal to the product of (a) a fraction, the numerator of which is the aggregate amount of principal distribution to the Class B Trust Component on such Distribution Date and the denominator of which is the total Principal Distribution Amount in respect of such Distribution Date, multiplied by (b) the IO Group YM Distribution Amount;

(c) third, to the Class X-B-2 Certificates, in an amount equal to the product of (a) a fraction, the numerator of which is the aggregate amount of principal distribution to the Class C Trust Component and the Class D Certificates on such Distribution Date and the denominator of which is the total Principal Distribution Amount in respect of such Distribution Date, multiplied by (b) the IO Group YM Distribution Amount;

(d) fourth, to the Class X-C Certificates, in an amount equal to the product of (a) a fraction, the numerator of which is the aggregate amount of principal distribution to the Class E Certificates on such Distribution Date and the denominator of which is the total Principal Distribution Amount in respect of such Distribution Date, multiplied by (b) the IO Group YM Distribution Amount; and

(e) fifth, to the Class X-D Certificates, the IO Group YM Distribution Amount remaining after such distribution to the holders of the Class X-A, Class X-B-1, Class X-B-2 and Class X-C Certificates described in (a), (b), (c) and (d) above.

The Class X-B-1 and Class X-B-2 Certificates will meet the requirements of the Exemption.

=====================================

Investors are urged to read the final prospectus supplement relating to these securities because it contains important information regarding the offering that is not included herein.  The issuer, any underwriter or any dealer participating in the offering will arrange to send you the final prospectus supplement if you request it by calling toll-free 1-800-503-4611 or e-mailing a request to prospectus.cpdg@db.com.

The asset-backed securities referred to in these materials, and the asset pool backing them, are subject to modification or revision (including the possibility that one or more classes of securities may be split, combined or eliminated at any time prior to issuance or availability of a final prospectus) and are offered on a "when, as and if issued" basis.  You understand that, when you are considering the purchase of these securities, a contract of sale will come into being no sooner than the date on which the relevant class has been priced and we have confirmed the allocation of securities to be made to you; any "indications of interest" expressed by you, and any "soft circles" generated by us, will not create binding contractual obligations for you or us.

Because the asset-backed securities are being offered on a "when, as and if issued" basis, any such contract will terminate, by its terms, without any further obligation or liability between us, if the securities themselves, or the particular class to which the contract relates, are not issued.  Because the asset-backed securities are subject to modification or revision, any such contract also is conditioned upon the understanding that no material change will occur with respect to the relevant class of securities prior to the closing date.  If a material change does occur with respect to such class, our contract will terminate, by its terms, without any further obligation or liability between us (the "Automatic Termination").  If an Automatic Termination occurs, we will provide you with revised offering materials reflecting the material change and give you an opportunity to purchase such class.  To indicate your interest in purchasing the class, you must communicate to us your desire to do so within such timeframe as may be designated in connection with your receipt of the revised offering materials.

The information contained in these materials may be based on assumptions regarding market conditions and other matters as reflected herein.  Deutsche Bank Securities Inc. and the other underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any such assumptions will coincide with actual market conditions or events, and these materials should not be relied upon for such purposes.  The underwriters and their respective affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of these materials, may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options).  Deutsche Bank Securities Inc. and the other underwriters may have an investment or commercial banking relationship with the issuer.

Information in these materials is current as of the date appearing on the material only.  This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement.  The information in this free writing prospectus is preliminary and subject to change.  Information in these materials regarding any securities discussed herein supersedes all prior information regarding such securities.  These materials are not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal.  You should consult your own counsel, accountant and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.